On July 23, 2003, the Spectrum Funds' Board of
Directors voted to change some of the Spectrum Growth Fund's underlying T. Rowe Price mutual funds and allocation ranges.

Effective September 1, 2003, the Spectrum Growth Spectrum Growth Fund will be allowed to invest up to 15% of its assets in the International Growth & Income Fund and up to 10% in the Emerging Markets Stock Fund. Also, Spectrum Growth will be allowed to invest between 10% and 40% of its assets in Equity Income (rather between 7.5% and 22.5%) and up to 15% in International Stock (rather than up to 25%).